

January 9, 2013

Via E-mail
Fred Luke
President
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, CA 92660

      Re: Green Automotive Company
               Form 8-K
               Filed December 20, 2012
               File No. 000-54049

Dear Mr. Luke:

      Our preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In this regard, you have not included financial statements of Liberty Electric Cars, Ltd. for the two most recent fiscal years (audited) and the latest required interim period (unaudited) that precedes the acquisition. Please promptly amend the current report to include these financial statements.

      You may contact Juan Migone at (202) 551-3312, David Humphrey, Accounting Branch Chief, at (202) 551-3211, Nolan McWilliams at (202) 551-3217, or me at (202) 551-3469 with any questions you may have.

                        Sincerely,

                        /s/ Justin Dobbie

                        Justin Dobbie
                        Legal Branch Chief

cc: Darren West
        Chief Financial Officer
        Liberty Electric Cars, Ltd.

        Craig Butler, Esq.